WILLIAM G. BARKER, III
Senior Vice President and Chief Financial Officer
February 15, 2011
VIA EDGAR TRANSMISSION
Linda Cvrkel
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Federal Signal Corporation (FSS) Form 10-K for the Year Ended December 31, 2009 Filed February 26, 2010 File No. 1-6033
Dear Ms. Cvrkel:
This letter sets forth the response of the Federal Signal Corporation (“FSS” or “the Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 27, 2010 (the “Comment Letter”) with respect to the annual report on Form 10-K for the year ended December 31, 2009 and subsequent periodic filings. For your convenience, each of the Staff’s comments has been repeated below in italics, in each case with our response set forth immediately thereafter.
In response to the Staff’s comments, the Company will include appropriate additional disclosure as described below in its respective Form 10-Q or Form 10-K, as applicable, filed with the Commission for its next quarter or year.
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
Note 2. Acquisitions
1.	We note from the disclosures included in Note 2 that in connection with the acquisitions of Sirit Inc. and VESystems, LLC during 2010, the Company recognized customer relationship intangibles aggregating $18.0 million and $9.5 million, respectively which are being amortized over periods of 18 and 17 years respectively. Please tell us and revise the notes to the Company’s financial statements in future filings to explain in further detail how the Company calculated or determined the estimated useful lives associated with the customer relationship intangibles recognized in connection with these acquisitions. As part of your response, you should also explain in detail why management believes these intangible assets will provide the Company with future cash flows for periods of 17 to 18 years. We may have further comment upon review of your response.
FSS Response
We have noted your comment and will include a discussion regarding the determination of estimated useful lives associated with the customer relationship intangible assets in future filings.
The Company determined the useful life of its customer relationship intangible assets in accordance with ASC 350, Goodwill and Other. In accordance with ASC 350-30-35-2, “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” FSS established the useful lives based on the period during which 95% of the undiscounted cash flows of the assets will be realized.
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In addition to analyzing the pattern of benefit demonstrated by the asset’s cash flow stream, management also considered each of the following factors discussed in ASC 350-30-35-3:
•	The expected use of the asset.

•	Legal, regulatory, or contractual provisions that may limit the useful life.

•	The Company’s historical experience renewing or extending similar arrangements (consistent with the intended use of the asset by the entity).

•	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technical advances, legislative action that results in an uncertainty or changing regulatory environment, and expected changes in distribution channels).

•	The level of maintenance expenditures required to obtain the expected future economic benefits from the asset.
Based on our review of these factors and how they apply to the industries in which VESystems, LLC (“VES”) and Sirit, Inc. (“Sirit”) operate (primarily open road tolling), we identified the following key drivers of the useful life determination:
•	There are a limited number of customers (approximately 5 and 10 customers for VES and Sirit, respectively) that represent a significant portion of revenue.

•	There is an increasing demand for VES and Sirit products and a limited number of competitors.

•	There is a history of minimal loss of customers. The Company typically enters into long-term arrangements with its customers to support the product over long periods of time.

•	There are significant up-front implementation costs due to the purchase and integration of equipment.

•	There is a significant cost to change providers due to the purchase and integration of new equipment, resulting in high customer retention rates.
In review of the factors discussed in ASC 350-30-35-3, coupled with the cash flow analysis, management believes that a useful life of 18 and 17 years for Sirit and VES, respectively, is appropriate.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Federal Signal Technologies, page 28
2.	We note from the discussion included on page 28 of MD&A that the decrease in operating income attributable to the Federal Signal Technologies segment is due in part to deferred retention payments from the acquisition of Diamond during 2010. Please tell us and explain in MD&A the nature and terms of the deferred retention payments that have been required in 2010 as a result of the Diamond acquisition. Also, please explain how the Company is accounting for these payments in its consolidated financial statements.
FSS Response
We have noted your comment and will include a discussion regarding the nature and terms of the deferred retention payments and the related accounting for the arrangements in future filings.
In accordance with the sale and purchase agreement of Diamond Consulting Services Limited (“DCS”) dated December 9, 2009, a sum of £1,000,000 (one million pounds sterling) was payable to the former owners of DCS on or before January 31, 2011 in the event that the former owners of DCS were employed by the Company on December 31, 2010 and were at that time actively engaged in the business. An additional amount of £1,000,000 (one million pounds sterling) is payable to the former owners of DCS on or before January 31, 2012 in the event that former owners of DCS are employed by the Company on December 31, 2011 and are at that time actively engaged in the business.
The former owners of DCS did maintain employment through December 31, 2010 and have been paid the first contingent payment of £1,000,000 (one million pounds sterling).
In accordance with paragraph 805-10-55-25, the deferred retention payments are being treated as compensation expense for post combination services as the contingent payments are automatically forfeited if employment is terminated.

The total contingency of £2,000,000 (two million pounds sterling) is being expensed ratably over the two year period that the employees are required to stay in order to earn the retention payment.
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and adequacy of the disclosure in all filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of the responses provided herein and look forward to hearing from you shortly if you have any additional comments based upon such responses.

Very truly yours,

By:	/s/ William G. Barker III William G. Barker III
Senior Vice President and Chief Financial Officer

cc:	Ms. Lynda Cvrkel, Securities and Exchange Commission (via facsimile)
Mr. Randall Tavierne, Ernst & Young, LLP
Ms. Jennifer Sherman, Senior Vice President & Chief Administration Officer, General Counsel & Secretary